                                                                                        Exhibit 12.1


                                        CAMDEN PROPERTY TRUST
        Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Earnings to
                     Combined Fixed Charges and Preferred Share Dividends<F1>
                              (In thousands, except for ratio amounts)

                                           Camden Property Trust              Camden Predecessors
                                    ------------------------------------   -------------------------
                                     Year Ended December 31,   July 29 to  January 1 to  Year Ended
                                    ------------------------- December 31,   July 28,   December 31,
                                    1996<F2>   1995     1994     1993          1993          1992
                                    -------- -------  ------- -----------  ------------ ------------
Earnings before fixed charges:
  Net income (loss)                 $ 8,713  $12,330  $ 9,522   $3,547        $  500       $ (733)
  Less: Interest capitalized         (4,129)  (5,321)  (2,167)                   (58)         (45)
                                    -------  -------  -------   ------        ------       ------
    Total earnings, before fixed
      charge additions                4,584    7,009    7,355    3,547           442         (778)
                                    -------  -------  -------   ------        ------       ------

Computation of fixed charges:
  Interest expense                   17,336   13,843    8,807    1,340         4,364        5,840
  Interest capitalized                4,129    5,321    2,167                     58           45
  Loan amortization                     825      720    1,079      157           171          269
  Interest portion of rental expense    143      143      126       63            41           80
                                    -------  -------  -------   ------        ------       ------
    Total fixed charges              22,433   20,027   12,179    1,560         4,634        6,234
                                    -------  -------  -------   ------        ------       ------
      Total earnings and fixed
        charges                     $27,017  $27,036  $19,534   $5,107        $5,076       $5,456
                                    =======  =======  =======   ======        ======       ======
Ratio of earnings to fixed charges     1.20x    1.35x    1.60x    3.27x         1.10x        0.88x
Dollar amount of coverage deficiency                                                        $(778)


Ratio of earnings to combined
  fixed charges and preferred
  share dividends<F3>:
  Total fixed charges               $22,433  $20,027  $12,179
  Preferred share dividends               4       39       20
                                    -------  -------  -------
    Total combined fixed charges
      and preferred share dividends $22,437  $20,066  $12,199
                                    =======  =======  =======
Ratio of earnings to combined fixed
  charges and preferred share
  dividends                            1.20x    1.35x    1.60x

<F1> For purposes of this schedule, earnings before fixed charges consist of net income (loss)
     plus fixed charges.  Fixed charges include interest on indebtedness, capitalized interest, amortization of loan costs and that portion of operating rental expenses representing the interest factor.

<F2> Earnings include a $(5,351) impact from the extinguishment of hedges upon debt refinancing.  Excluding this impact, such ratios would be 1.44x.

<F3> The ratio of earnings to combined fixed charges and preferred share dividends is the same as the ratio of earnings to fixed charges for fiscal years prior to 1994 as the Company had no preferred share dividends prior to 1994.

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